CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Three and Six Months Ended June 30, 2014 and 2013

This page intentionally left blank.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(Expressed in Thousands of United States Dollars)

		June 30,	December 31,
	Notes	2014	2013
Assets
Current assets:
Cash and cash equivalents	(15)	$51,506	$8,838
Accounts receivable	(14)	33,106	2,506
Inventories	(4)	34,849	22,965
Other		5,580	1,502
		125,041	35,811
Non-current assets:
Mineral interests	(5)	828,928	844,583
Other		9,120	2,939
		838,048	847,522
Total Assets		$963,089	$883,333

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	(6)	$34,349	$54,678
Debt	(7)	74,714	49,479
Income tax payable		2,153	808
		111,216	104,965
Non-current liabilities:
Reclamation provision		3,066	3,021
Other		1,849	1,193
Total Liabilities		116,131	109,179

Shareholders’ equity:
Share capital		1,012,117	996,076
Reserves		10,149	14,304
Deficit		(175,308)	(236,226)
Total Shareholders' Equity		846,958	774,154
Total Liabilities and Shareholders' Equity		$963,089	$883,333

See accompanying notes to condensed interim consolidated financial statements.

APPROVED BY THE DIRECTORS

“Dan Rovig”	“Kevin McArthur”

Condensed Interim Consolidated Financial Statements	1

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
(Expressed in Thousands of United States Dollars, Except Per Share and Share Information)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2014	2013	2014	2013

Revenues	(8,13)	$104,717	$-	$194,590	$-
Operating costs			-		-
Production costs	(9)	31,712	-	62,915	-
Royalty		5,492	-	10,473	-
Depreciation and depletion		10,999	-	21,546	-
Total operating costs		48,203	-	94,934	-
Mine operating earnings		56,514	-	99,656	-

Other operating expenses
Escobal project expenses		-	7,191	-	26,178
Exploration expenses		1,079	1,445	2,529	2,700
General and administrative expenses		10,237	6,114	18,438	10,836
Total other operating expenses		11,316	14,750	20,967	39,714
Earnings (loss) from operations		45,198	(14,750)	78,689	(39,714)

Other (income) expense
Interest income		-	(45)	(10)	(97)
Interest expense		1,693	-	3,360	-
Net foreign exchange (gain) loss		(128)	12	35	(25)
Other expense		38	897	607	897
Total other (income) expense		1,603	864	3,992	775

Income (loss) before income taxes		43,595	(15,614)	74,697	(40,489)
Income tax expense	(11)	7,488	-	13,779	-
Net earnings (loss) and total comprehensive income (loss) attributable to common shareholders		$36,107	$(15,614)	$60,918	$(40,489)

Basic earnings (loss) per share		$0.25	$(0.11)	$0.42	$(0.28)
Diluted earnings (loss) per share		$0.24	$(0.11)	$0.41	$(0.28)

Weighted average shares outstanding - Basic		147,139	145,774	146,761	145,690
Weighted average shares outstanding - Diluted		149,689	145,774	148,785	145,690

See accompanying notes to condensed interim consolidated financial statements.

2	Tahoe Resources Inc.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(Expressed in Thousands of United States Dollars)

		Three Months Ended		Six Months Ended
		June 30,	June 30,	June 30,	June 30,
	Notes	2014	2013	2014	2013
Operating activities:
Net earnings (loss) for the period		$36,107	$(15,614)	$60,918	$(40,489)
Adjustments for:
Interest expense included in earnings		1,693	104	3,360	104
Loan origination fees		3	529	310	529
Income tax expense included in earnings		7,488	-	13,779	-
Items not involving cash:
Depreciation and depletion		11,222	459	22,024	3,207
Loss on disposition of plant and equipment		6	-	239	-
Share based payments	(10)	2,446	1,494	4,125	3,051
Unrealized foreign exchange (gain) loss		(128)	12	35	(25)
Accretion		22	-	45	-
Cash generated from operations before changes in working capital		58,859	(13,016)	104,835	(33,623)
Changes in working capital	(12)	(34,188)	(2,868)	(53,460)	(10,216)
Cash generated from operations		24,671	(15,884)	51,375	(43,839)
Income taxes paid		(6,992)	-	(12,146)	-
Net cash provided by (used in) operating activities		17,679	(15,884)	39,229	(43,839)

Investing activities:
Mineral interests additions		(9,168)	(40,909)	(27,473)	(69,863)
Decrease (increase) in deposits		-	433	-	(185)
Net cash used in investing activities		(9,168)	(40,476)	(27,473)	(70,048)

Financing activities:
Proceeds from issuance of common shares on exercise of stock options	(10)	4,272	235	8,963	315
Borrowings on credit facility	(7)	-	50,000	25,000	50,000
Loan origination fees	( )	(2)	(1,779)	(934)	(1,779)
Interest paid		(1,251)	-	(2,040)	-
Payments on finance leases		(20)	-	(42)	-
Net cash provided by financing activities		2,999	48,456	30,947	48,536
Effect of exchange rates on cash and cash equivalents		129	(12)	(35)	25
Increase (decrease) in cash and equivalents		11,639	(7,916)	42,668	(65,326)
Cash and cash equivalents, beginning of period		39,867	107,151	8,838	164,561
Cash and cash equivalents, end of period		$51,506	$99,235	$51,506	$99,235

For supplemental cash flow information see note 12.

See accompanying notes to condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	3

CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)
(Expressed in Thousands of United States Dollars, Except Share Information
Six Months Ended June 30, 2014 and 2013

		Number	Share
	Notes	of Shares	Capital	Reserves	Deficit	Total
At January 1, 2014		146,094,407	$996,076	$14,304	$(236,226)	$774,154
Shares issued under the Share Plan	(10)	140,667	2,904	(2,130)	-	774
Exercise of stock options	(10)	1,196,674	13,137	(4,174)	-	8,963
Share based payments		-	-	2,149	-	2,149
Net earnings		-	-	-	60,918	60,918
At June 30, 2014		147,431,748	$1,012,117	$10,149	$(175,308)	$846,958

		Number	Share
	Notes	of Shares	Capital	Reserves	Deficit	Total
At January 1, 2013		145,565,204	$988,081	$13,845	$(170,629)	$831,297
Shares issued under the Share Plan	(10)	236,666	4,051	(3,455)	-	596
Exercise of stock options	(10)	46,000	451	(136)	-	315
Share based payments		-	-	2,964	-	2,964
Net loss		-	-	-	(40,489)	(40,489)
At June 30, 2013		145,847,870	$992,583	$13,218	$(211,118)	$794,683

See accompanying notes to condensed interim consolidated financial statements.

4	Tahoe Resources Inc.

NOTES TO THE CONDENSED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(Expressed in Thousands of United States Dollars, Except as Otherwise Stated)
Three and Six Months Ended June 30, 2014 and 2013

1.	OPERATIONS

Tahoe Resources Inc. was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These condensed consolidated interim financial statements include the accounts of Tahoe Resource Inc. and its subsidiaries (together referred to as the “Company”). Its principal business activity is the acquisition, exploration, development and operation of mineral properties in the Americas for the mining of precious metals.

The Company’s registered office is at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and statement of compliance:

The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) effective as of December 31, 2013. As such, certain disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the IASB have been condensed or omitted. These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements and the notes thereto as at and for the year ended December 31, 2013.

These condensed interim consolidated financial statements have been prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Company’s annual consolidated financial statements for the year ended December 31, 2013.

The Audit Committee of the Company’s Board of Directors authorized issuance of these condensed interim consolidated financial statements on August 12, 2014.

b)	Basis of consolidation:

The financial statements of the subsidiaries controlled by the Company are included in the consolidated financial statements from the date that control commenced until the date that control ceases. Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

	Incorporated/	Place of	Ownership	Principal
Name of Subsidiary	Acquired	Incorporation	Percentage	Activity
Tahoe Resources USA Inc.	Feb-2-2010	Nevada, USA	100%	Services
Tahoe Swiss AG	May-20-2010	Switzerland	100%	Services
Escobal Resources Holding Limited	June-8-2010	Barbados	100%	Services
Minera San Rafael, S.A.	June-8-2010	Guatemala	100%	Operations

Intra-company balances, transactions, income and expenses arising from intra-company transactions are eliminated in full on consolidation.

Condensed Interim Consolidated Financial Statements	5

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

c)	Adoption of new accounting standards and interpretations:

IFRIC 21, Levies (effective January 1, 2014) provides guidance on when to recognize a liability for a levy imposed by a government, other than those levies within the scope of other standards. The Company has applied IFRIC 21 on a retrospective basis in compliance with the transitional requirements. No adjustments to the Company’s condensed interim consolidated financial statements were made as a result of the implementation of IFRIC 21.

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2017, with early adoption permitted. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

3.	CAPITAL MANAGEMENT

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the credit facility and finance leases.

On June 4, 2013, the Company entered into a $50 million secured credit facility with an international financial institution and on December 20, 2013, the Company reached an agreement with the lender to expand its credit facility by an additional $25 million (see note 7). The intent of the credit facility is to provide working capital and support general corporate purposes.

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2013.

4.	INVENTORIES

Inventories consist of:
	June 30,	December 31,
	2014	2013
Supplies	$27,161	$14,575
Stockpile	2,342	3,440
Finished goods	5,346	4,950
	$34,849	$22,965

6	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

5.	MINERAL INTERESTS

			Plant &
	Depletable	Non-Depletable	Equipment	Total
Cost
Balance at January 1, 2014	$-	$566,766	$298,897	$865,663
Additions	-	5,989	3,958	9,947
Disposal	-	-	(329)	(329)
Transfers( i)	542,806	(545,066)	-	(2,260)
Balance at June 30, 2014	$542,806	$27,689	$302,526	$873,021
Accumulated Depreciation and Depletion
Balance at January 1, 2014	$-	$-	$(21,080)	$(21,080)
Additions	(12,480)	-	(10,560)	(23,040)
Disposal	-	-	75	75
Transfers	(615)	-	567	(48)
Balance at June 30, 2014	$(13,095)	$-	$(30,998)	$(44,093)
Carrying Amount - June 30, 2014	$529,711	$27,689	$271,528	$828,928

	Mineral Interests		Plant &
	Depletable	Non-Depletable	Equipment	Total
Cost
Balance at January 1, 2013	$-	$531,172	$156,234	$687,406
Additions	-	36,334	142,729	179,063
Disposal	-	-	(66)	(66)
Adjustments	-	(740)	-	(740)
Balance at December 31, 2013	$-	$566,766	$298,897	$865,663
Accumulated Depreciation and Depletion
Balance at January 1, 2013	$-	$-	$(8,080)	$(8,080)
Additions	-	-	(13,028)	(13,028)
Disposal	-	-	29	29
Balance at December 31, 2013	$-	$-	$(21,080)	$(21,080)
Carrying Amount - December 31, 2013	$-	$566,766	$277,817	$844,583

(i)

In early January 2014, the commissioning of the Escobal mine was completed as operating levels intended by management were determined to have been reached. Accordingly, mineral interests were transferred from non- depletable to depletable mineral interests. Depreciation and depletion of capitalized costs classified as depletable commenced effective January 1, 2014. In addition, proceeds from concentrate sales and costs incurred during production have been included in net earnings effective January 1, 2014. Final settlement adjustments in the six month period ended June 30, 2014 of $2.3 million relating to concentrate sold prior to the commissioning of the Escobal mine have been offset against depletable mineral interests.

Condensed Interim Consolidated Financial Statements	7

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:
	June 30,	December 31,
	2014	2013
Trade accounts payable	$10,066	$23,104
Royalties payable	10,605	1,750
Accrued trade payables	9,023	26,063
Accrued payroll and related benefits	2,935	2,255
Share appreciation rights, current portion	1,720	1,506
	$34,349	$54,678

7.	DEBT

On June 4, 2013, the Company entered into a $50 million secured credit facility with an international financial institution. The initial term of the credit facility was 12 months which may be extended for up to an additional 12 months, subject to lender approval with 90 days’ notice prior to the initial maturity date. On December 20, 2013, the Company and lender agreed to extend the maturity by three months to September 3, 2014. All other terms remain per the original agreement. Interest is calculated at the US$ London Interbank Offered Rate (“LIBOR”) plus 6%. On December 20, 2013, the Company also reached an agreement with the lender to expand its credit facility by an additional $25 million. The $25 million bears interest at a rate per annum of the US$ LIBOR plus a margin of 7.25% . The additional funds were drawn on January 2, 2014, and have a maturity date of September 3, 2014. The Company has paid commitment fees of $1.9 million related to these transactions. The commitment fees are being amortized over the life of the credit facility, $0.4 million and $0.8 million of which was amortized during the three and six months ended June 30, 2014, respectively. In addition to the commitment fees, the Company has paid other fees related to the credit facility totaling nil and $0.3 million for the three and six months ended June 30, 2014, respectively.

	June 30,	December 31,
	2014	2013
Credit facilitity	$75,000	$50,000
Commitment fee	(1,875)	(1,250)
Accretion	1,589	729
Net	$74,714	$49,479

The credit facility is secured by substantially all of the assets of the Company and its subsidiaries: Tahoe Swiss AG, Escobal Resources Holding Limited and Minera San Rafael, S.A.

The credit facility contains covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional debt, merge, consolidate, transfer, lease or otherwise dispose of all or substantially all of its assets. As at June 30, 2014, the Company is in compliance with the covenants. (See note 17 for additional information).

8	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

8.	REVENUES

Revenues consist of:
	Three Months Ended	Six Months Ended
	June 30, 2014	June 30, 2014
Silver	$92,546	$172,577
Gold	2,771	6,002
Lead	4,060	7,378
Zinc	5,340	8,633
	$104,717	$194,590

9.	PRODUCTION COSTS

Production costs consist of:
	Three Months Ended	Six Months Ended
	June 30, 2014	June 30, 2014
Consumption of raw materials and consumables	$18,564	$34,642
Employee compensation and benefits	4,976	9,865
Contractors and outside services	3,657	7,504
Other expenses	7,064	10,218
Changes in inventory	(2,549)	686
	$31,712	$62,915

10.	SHARE BASED PAYMENTS

Description of the Share-Based Compensation Arrangements

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. At June 30, 2014, the Company has the following share-based payment arrangements:

Share Plan Options (equity settled options)

The Company has established a Share Plan that entitles key management personnel, senior employees, and consultants the option to purchase shares in the Company. Under the terms of this program, options are exercisable at the market close price of the shares on the day prior to the date of grant. The options vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors.

Condensed Interim Consolidated Financial Statements	9

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

The number and weighted average exercise price of share options at June 30, 2014 and December 31, 2013 is as follows:

	Weighted average	Number of
	exercise price CAN$	options
Outstanding at December 31, 2012	9.61	2,534,793
Granted	16.51	612,000
Exercised	9.20	(281,537)
Outstanding at December 31, 2013	11.13	2,865,256
Granted	23.07	78,000
Exercised	8.23	(1,196,674)
Forfeited	16.34	(8,000)
Outstanding at June 30, 2014	13.63	1,738,582

The following table summarizes information about share options outstanding and exercisable at June 30, 2014:

Grant	Expiry	Outstanding at	Exercise	Remaining	Exercisable at	Exercise	Remaining
Date	Date	June 30, 2014	Price CAN$	Life	June 30, 2014	Price CAN$	Life
Jun-10	Jun-15	563,822	6.40	0.94	563,822	6.40	0.94
Nov-10	Nov-15	133,360	11.15	1.36	133,360	11.15	1.36
Mar-11	Mar-16	213,000	17.56	1.68	213,000	17.56	1.68
May-11	May-16	74,400	19.74	1.84	74,400	19.74	1.84
Jan-12	Jan-17	12,000	18.77	2.53	8,000	18.77	2.53
Mar-12	Mar-17	53,000	21.68	2.69	30,000	21.68	2.69
May-12	May-17	4,000	17.04	2.91	-	17.04	2.91
Nov-12	Nov-17	30,000	20.10	3.37	10,000	20.10	3.37
Nov-12	Nov-17	8,000	18.14	3.39	-	18.14	3.39
Mar-13	Mar-18	533,000	16.34	3.69	167,000	16.34	3.69
May-13	May-18	9,000	17.08	3.86	1,000	17.08	3.86
Nov-13	Nov-18	27,000	19.91	4.37	-	-	-
Apr-14	Apr-19	42,000	23.37	4.75	-	-	-
Jun-14	Jun-19	12,000	22.49	4.92	-	-	-
Jun-14	Jun-19	12,000	22.49	4.92	-	-	-
Jun-14	Jun-19	12,000	23.18	4.94	-	-	-
		1,738,582	13.63	2.31	1,200,582	11.70	1.63

The following table outlines share options granted to key management personnel and senior employees during the three and six months ended June 30, 2014. Share options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary. Share options expire five years after the grant date.

Grant Date	Options Granted	CAN$	First Vest Date	Expiry Date
April 1, 2014	42,000	$ 23.37	April 1, 2015	April 1, 2019
June 1, 2014	12,000	$ 22.49	June 1, 2015	June 1, 2019
June 2, 2014	12,000	$ 22.49	June 2, 2015	June 2, 2019
June 8, 2014	12,000	$ 23.18	June 8, 2015	June 8, 2019

During the six months ended June 30, 2014, 1,196,674 stock options were exercised and the cash proceeds received were $8,964 (2013: 46,000 options for proceeds of $315).

10	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

Share Plan Awards (equity-settled awards)

The Share Plan permits Deferred Share Awards (“DSAs”) and Restricted Share Awards (“RSAs”) to be issued to key management personnel, senior employees and directors. Under the Share Plan, key management personnel, senior employees and directors are issued shares in the Company at no exercise price. The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors. Under the Share Plan, DSAs entitle the holder upon vesting to a common share at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

The DSAs vest in three equal tranches beginning on the first anniversary year of the grant date. The RSAs vest immediately on the grant date.

The number of share awards as at June 30, 2014 and December 31, 2013 is as follows:

Number of share awards
Outstanding at December 31, 2012	370,000
Granted	59,000
Shares issued	(247,666)
Outstanding at December 31, 2013	181,334
Granted	245,000
Shares issued	(140,667)
Outstanding at June 30, 2014	285,667

The first tranche of the DSAs granted on March 7, 2013 vested immediately on the grant date and the respective shares were issued on the same date. The remaining tranches will vest on the first and second anniversary year of the grant date, respectively.

The following table outlines DSAs and RSAs granted to key management personnel, senior employees, and directors, during the three and six months ended June 30, 2014.

Grant Date	Options Granted	DSAs/RSAs	CAN$	First Vest Date
April 1, 2014	210,000	DSA	$ 23.37	April 1, 2015
May 8, 2014	35,000	RSA	$ 24.03	May 8, 2014

During the six months ended June 30, 2014, 105,667 DSAs vested, the shares were issued to the recipients under the provisions of the Share Plan and $2,130 was transferred to share capital from share based payments reserve (2013: 201,666 DSA’s and $3,455 transferred to share capital).

During the six months ended June 30, 2014 and 2013, the Company granted 35,000 RSAs to directors for each period. The RSAs vested immediately on the grant date and the respective shares were issued on the same date.

During the three and six months ended June 30, 2014, the Company has recorded $1,603 and $1,916 of compensation expense relating to DSAs and RSAs in general and administrative expenses, respectively (2013: $1,273 and $2,151).

Condensed Interim Consolidated Financial Statements	11

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

During the three and six months ended June 30, 2014, the Company has not excluded any potential shares from stock option exercises in the calculation of diluted earnings per share (2013: 1,933,793 and 1,933,793 shares).

SARs (cash-settled)

The Company grants SARs to employees that entitle the employees to a cash payment. The amount of the cash payment is determined based on the difference between the strike price and the closing share price of the Company on the exercise date.

During the three and six months ended June 30, 2014 and 2013, the Company awarded no SARs to employees. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to settlement, unvested and vested SARs are valued using the Black-Scholes Model.

Number of SARs
Outstanding at December 31, 2012	326,925
Issued	10,000
Exercised	(84,200)
Cancelled	(47,000)
Outstanding at December 31, 2013	205,725
Exercised	(82,225)
Cancelled	(14,000)
Outstanding at June 30, 2014	109,500

Exercisable on June 30 2013	122,925
Exercisable on June 30, 2014	48,500

At June 30, 2014 and 2013, vested SARs had a weighted average intrinsic value of CAN$18.24 and CAN$5.57 per share, respectively.

At June 30, 2014, the Company has recognized liabilities for SARs of $1,720 and $116 in other current liabilities and other long-term liabilities, respectively (December 31, 2013 - $1,506 and $80, respectively).

During the three and six months ended June 30, 2014, the Company has recorded $442 and $1,203 (2013: $(570) and $(591)) of compensation expense, respectively, in general and administrative expenses.

12	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

Additional SARs information is as follows:
	Grant Price	Number	Exercised/
Grant Date	CAN$	Issued	Cancelled	Remaining	Vested	Exercisable
2010	6.40	257,000	(176,500)	80,500	44,500	44,500
January 17, 2011	13.74	15,000	(15,000)	-	-	-
February 1, 2011	13.54	20,000	(20,000)	-	-	-
July 1, 2011	18.00	27,500	(19,500)	8,000	-	-
October 3, 2011	15.10	10,000	(6,000)	4,000	-	-
January 19, 2012	19.85	20,000	(20,000)	-	-	-
April 5, 2012	20.55	10,000	(7,000)	3,000	3,000	3,000
May 21, 2012	16.57	10,000	(10,000)	-	-	-
July 16, 2012	12.87	5,000	(2,000)	3,000	-	-
October 16, 2012	20.45	10,000	(10,000)	-	-	-
November 12, 2012	19.93	5,000	(2,000)	3,000	-	-
June 24, 2013	13.35	5,000	(2,000)	3,000	-	-
August 31, 2013	18.80	5,000	-	5,000	1,000	1,000
Balance at June 30, 2014		399,500	(290,000)	109,500	48,500	48,500

Inputs for measurement of fair values

The grant date fair values of share options were measured based on the Black-Scholes Model. The fair value of SARs (cash settled) has been re-measured at June 30, 2014. Expected volatility, interest rate and share price have been updated; changes in the fair value are recognized in profit or loss during the period.

The inputs used in the measurement of the fair values (CAN$) at the grant date of the share-based payment plan are the following:

Fair value of share options	Share Option		SARs
and assumptions	2014	2013	2014	2013
Share price at grant date	$23.24	$16.62	-	$15.78
Exercise price	$23.07	$16.51	-	$16.08
Expected volatility	53%	49%	-	56%
Expected life of options	3.6	3.6	-	5
Expected dividend yield	-	-	-	-
Risk-free interest rate	1.45%	1.21%	-	1.70%
Fair value at grant date	$9.30	$6.18	-	$7.65

The inputs used in the re-measurement of the fair value (CAN$) of the SARs at June 30, 2014 and 2013 are the following:

Fair value of SARs and assumptions	SARs
(Weighted Average)	2014	2013
Share price	$27.94	$17.67
Exercise price	$9.81	$11.28
Expected volatility	51%	51%
Expected life of options	1.61	2.18
Expected dividend yield	-	-
Risk-free interest rate	1.43%	1.65%
Fair value	$19.22	$9.10

Condensed Interim Consolidated Financial Statements	13

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

11.	INCOME TAX EXPENSE

The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Three Months Ended		Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Income (loss) before income taxes	$43,595	$(15,614)	$74,697	$(40,489)
Statutory tax rate	26.00%	25.00%	26.00%	25.00%
Income tax expense (benefit)	11,335	(3,904)	19,421	(10,122)
Reconciling items:
Difference between statutory and foreign tax rates	(7,207)	2,311	(11,765)	6,896
Non-deductible share based payments	382	198	699	396
Non-deductible expenses	1,118	580	2,048	1,161
Change in unrecognized deferred tax assets	1,860	815	3,376	1,669
Income tax expense (benefit)	$7,488	$-	$13,779	$-

Effective January 1, 2014, the income tax rate in Guatemala for entities in the optional simplified regime for income derived from lucrative activities, which the Company has elected to be taxed under, increased from 6% to 7% of taxable revenues.

12.	CASH FLOW

Working capital changes consist of:
	Three Months Ended		Six Months Ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Accounts receivable	$(20,176)	$-	$(30,600)	$-
Inventories	(6,443)	(3,054)	(10,129)	(3,586)
Other current assets	530	(119)	(4,366)	178
Other non-current assets	(2,243)	-	(6,181)	-

Accounts payable, accrued liabilities, and other non-current liabilities	(5,856)	305	(2,184)	(6,808)
	$(34,188)	$(2,868)	$(53,460)	$(10,216)

13.	SEGMENT INFORMATION

The Company conducts its business as a single operating segment, the principal business activity being the acquisition, exploration, development and operation of mineral properties in the Americas for the mining of precious metals. All mineral properties, land, plant and equipment are situated in Guatemala and all revenues are generated by the Company’s mine in Guatemala. Substantially all of the cash and cash equivalents are denominated in United States dollars and are held in Canada. The Corporate office, in Reno, provides support to the mining and exploration activities with respect to financial, human resources and technical support.

14	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

The Company has contracted with a number of customers for its concentrate sales. Three of these customers account for 93% of revenues for the three and six months ended June 30, 2014 (35%, 40%, 18% and 41%, 32%, and 20%, respectively). The loss of these customers or curtailment of purchases by such customers could have a material adverse effect on the Company’s results of operations, financial condition and cash flows.

14.	FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value (“FV”) estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 through 3 based upon the degree to which the inputs used in the fair value measurement are observable.

Level 1 – inputs to the valuation methodology are quoted (adjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

At June 30, 2014, the levels in the FV hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the balance sheet at fair value are categorized as follows:

Financial assets at fair value as at June 30, 2014
	Level 1	Level 2	Level 3	Total
Cash	$51,480	$-	$-	$51,480
Cash equivalents	-	26	-	26
Accounts receivable	-	32,298	-	32,298
	$51,480	$32,324	$-	$83,804

Financial assets at fair value as at December 31, 2013
	Level 1	Level 2	Level 3	Total
Cash	$8,812	$-	$-	$8,812
Cash equivalents	-	26	-	26
Accounts receivable	-	2,506	-	2,506
	$8,812	$2,532	$-	$11,344

There were no transfers between Level 1 and Level 2 during the three and six months ended June 30, 2014.

Condensed Interim Consolidated Financial Statements	15

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

The Company’s accounts receivable arising from the sale of metal concentrates are classified as at fair value through profit and loss. The Companies accounts receivable balance comprises the following:

	June 30,	December 31,
	2014	2013
Trade receivables from provisional concentrate sales	$32,298	$2,421
Other	808	85
Trade and other receivalbes	$33,106	$2,506

15.	FINANCIAL RISK MANAGEMENT

Overview

The Company has exposure to the following risks from its use of financial instruments:

credit risk
liquidity risk
market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the Company by failing to meet its obligations. Credit risk for the Company is primarily related to accounts receivable and cash and cash equivalents. The Company manages this risk by selling to organizations with strong credit ratings and requiring substantial provisional pricing at the date of shipping its products. The history of defaults by these organizations to other entities has been negligible and the Company considers its risk to be negligible as well. The Company manages the credit risk associated with cash and cash equivalents by investing these funds with highly rated financial institutions, and as such, the Company deems the credit risk on cash and cash equivalents to be low.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s financial liabilities at June 30, 2014 and December 31, 2013 include accounts payable and accrued liabilities, all of which are due within six months or less. The other long-term liabilities consist of the SARs long-term portion, severance and reclamation provisions.

16	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

			Over	June 30,	December 31,
	1 year	2-5 years	5 years	2014	2013
Accounts payable and accrued liabiities	$34,349	$-	$-	$34,349	$54,678
Current debt	76,608	-	-	76,608	52,367
Income tax payable	2,153	-	-	2,153	808
Lease agreements for rental of office facilities	960	1,970	66	2,996	3,868
Comittment to purchase equipment, services, materials and supplies	36,541	5,740	-	42,282	27,021
Other long-term liabilities	-	1,849	-	1,849	1,193
Reclamation and closure cost obiligation	-	-	8,457	8,457	8,457
Total	$150,610	$9,559	$8,523	$168,693	$148,392

Market Risk

The Market risk of the Company is composed of three main risks: foreign exchange risk, interest rate risk, and price risk.

a)	Foreign Exchange Risk

The Company is exposed to currency risk on cash and cash equivalents and accounts payable that are denominated in a currency other than the respective functional currency of Company entities which is the US$. To minimize risk, the Company’s funds are kept in highly liquid instruments such as commercial paper and time deposits. The Company also contracts for goods and services mainly in US$ currency. At June 30, 2014, the Company held substantially all cash in US$ to minimize exchange rate risk.

	June 30,	December 31,
	2014	2013
Cash and cash equivalents in US$	$50,435	$7,145
Cash in CAN$	820	1,050
Cash in other currencies	251	643
Total Cash and Cash Equivalents	$51,506	$8,838

Cash and cash equivalents comprise cash balances and deposits with maturities of 90 days or less.

	June 30,	December 31,
Cash and Cash Equivalents	2014	2013
Cash	$51,480	$8,812
Cash equivalents	26	26
Total Cash and Cash Equivalents	$51,506	$8,838

While most of the Company’s goods and services are contracted in US$, there is a portion contracted in other currencies (Canadian dollars and Guatemalan Quetzals). The appreciation of these currencies against the US$ can increase the costs the Company incurs in terms of the US dollar. At June 30, 2014, the Company has determined this risk to be low.

Condensed Interim Consolidated Financial Statements	17

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIALS STATEMENTS (UNAUDITED)

b)	Interest Rate Risk

Interest rate risk is the risk that the Company’s future cash flows and fair values will fluctuate as a result of changes in market interest rates. At June 30, 2014, the Company’s interest-bearing financial instruments are related to cash and cash equivalents, the credit facility, and finance leases. At June 30, 2014, the credit facility was subject to a floating interest rate (see note 7). The weighted average interest rate paid by the Company during the first quarter of 2014 related to the credit facility was 6.49%. At June 30, 2014, the Company has determined the interest rate risk to be low.

c)	Price Risk

Price risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. At June 30, 2014, the Company has determined that risk to the Company due to metals prices is at an acceptable level and have entered into no hedging contracts.

The costs associated with operating and construction activities of the Company are subject to price risk as it relates to certain consumables including diesel fuel and power. The Company has determined these risks to be negligible at June 30, 2014.

16.	CONTINGENCIES

Due to the complexity and nature of the Company’s operations, various legal, tax, and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

17.	SUBSEQUENT EVENTS

Credit Facility Amendment

In July, 2014, the Company amended the credit facility agreement and extended the maturity date of the original $50 million to June 3, 2015. All other terms remain per the original agreement. The additional $25 million is scheduled for repayment by September 3, 2014. (See note 7 “DEBT” for further information about the credit facility).

18	Tahoe Resources Inc.